FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of November 2004

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

HANG SENG ANNOUNCES
THIRD INTERIM DIVIDEND FOR 2004

The Board of Directors of Hang Seng Bank today declared a third interim dividend of HK$1.10 per share in respect of the year ending 31 December 2004.

The third interim dividend will be payable on Wednesday, 5 January 2005 to shareholders on the Register of Shareholders as at Friday, 17 December 2004.

The results for the year to 31 December 2004 will be announced on Monday, 28 February 2005. It is intended that any fourth interim dividend for 2004 that is announced on that date would be payable on Thursday, 24 March 2005 to shareholders on the Register on Wednesday, 16 March 2005.

The Register of Shareholders of the Bank will be closed for one day on Friday, 17 December 2004, during which no transfer of shares can be registered. To qualify for the third interim dividend for 2004, all transfers, accompanied by the relevant share certificates, must be lodged for registration not later than 4:00 pm on Thursday, 16 December 2004, with the Bank's Registrars, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong.

Notes to editors:
1. Hang Seng Bank
Founded in 1933, Hang Seng Bank is a principal member of the HSBC Group and the second largest listed bank in Hong Kong in terms of market capitalisation. It operates 160 branches and automated banking centres in Hong Kong; a branch in Macau; and a network of five branches (in Shanghai, Guangzhou, Shenzhen, Fuzhou and Nanjing), two sub-branches (in Shanghai) and two representative offices (in Beijing and Xiamen) in mainland China. The Bank also has a representative office in Taipei.

With consolidated assets of HK$503.9 billion as at 30 June 2004, the Bank reported a profit attributable to shareholders of HK$6.24 billion for the first six months of 2004, and HK$9.54 billion in 2003. For further information on Hang Seng, please visit the Bank's website at www.hangseng.com.

2. The HSBC Group
HSBC Holdings plc is headquartered in the UK. The HSBC Group serves over 110 million customers worldwide from approximately 10,000 offices in 76 countries and territories in Europe, the Asia-Pacific region, the Americas, the Middle East and Africa. With assets of US$1,154 billion at 30 June 2004, HSBC is one of the world's largest banking and financial services organisations. HSBC is marketed worldwide as 'the world's local bank'.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                                                                                                             By:

                                                                                                                                                                                             Name: P A Stafford

                                                                                                                                                                                             Title: Assistant Group Secretary

                                                                                                                                                                                             Date: November 8, 2004